SOL STRATEGIES MARCH 2026 MONTHLY BUSINESS UPDATE

Michael Hubbard appointed CEO; Balance integrates SOL Strategies validator for custody clients

TORONTO, April 6, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced a comprehensive corporate update for the month of March 2026.

Institutional Validator Expansion: During March, SOL Strategies expanded its institutional staking footprint following Balance's integration of the Company's validator as a Solana staking provider for its custody clients. Balance, Canada's oldest and largest digital asset custodian, evaluates staking providers independently on the basis of uptime reliability and third-party compliance certifications. Orangefin has consistently maintained 100% uptime through the most recent reporting period and operates under SOL Strategies' institutional compliance framework, which includes ISO 27001, SOC 1 and SOC 2 Type 2 certifications. This milestone reflects continued institutional adoption of the Company's validator infrastructure.

Annual General Meeting of Shareholders(AGM): The Company held its Annual General Meeting of Shareholders on March 31, 2026. Voting results, board composition updates, and approved resolutions were announced and are available here, or in the Company's filings on SEDAR+ at www.sedarplus.ca.

Appointment of CEO & CSO: Following the AGM on March 31, 2026, the Board of Directors of the Company confirmed two leadership appointments. Michael Hubbard has been appointed Chief Executive Officer, having served as Interim CEO since October 1, 2025. Hubbard has led the Company's operational and strategic direction during a period of validator network expansion and the launch of STKESOL.

Steve Ehrlich has joined SOL Strategies as Chief Strategy Officer. Ehrlich is a serial entrepreneur with extensive experience building and scaling financial services businesses. He co-founded Voyager Digital and previously founded Lightspeed Financial, a retail trading platform. In his role as CSO, Ehrlich will focus on deepening institutional relationships and advancing the Company's growth across the Solana ecosystem.

Leadership Transition Update: On March 17, 2026, SOL Strategies announced that Max Kaplan will resign as Chief Technology Officer effective April 30, 2026, to pursue new opportunities. The Company does not intend to immediately fill the CTO role and expects validator operations, staking services, and core infrastructure to continue uninterrupted under its existing engineering team and leadership structure.

Investor Engagement Events: The Company also advanced investor engagement and corporate initiatives during the month, including participation in a Water Tower Research fireside chat where management discussed recent financial results, 2026 strategic priorities, and the continued growth of institutional staking.

STKESOL Liquid Staking Platform:

● Total SOL Staked in STKESOL: 768,022 SOL

● Unique STKESOL Holders: 1,176

Validator Network Operations:

● Assets Under Delegation (AuD): 3,813,468 SOL (including treasury stake and third-party delegation)

● Unique Wallets Served: 34,078

● Validator Uptime: 100% across all proprietary validators

● Peak APY Delivered: 6.17% (Orangefin) vs. 5.89% network average

● Net SOL earned in March from proprietary validators: 1,019 SOL

Company Treasury Holdings:

● Total Treasury SOL (including liquid staked SOL): 533,040 SOL (~ CAD $60,851,846*)

*Source: https://solscan.io/token/stke7uu3fXHsGqKVVjKnkmj65LRPVrqr4bLG2SJg7rh
**Based on a SOL/CAD rate of $114.16 as published by Kraken at 5:45 PM ET on April 1, 2026
**Validator revenue net of voting costs

Management Commentary

Michael Hubbard, CEO of SOL Strategies, stated: "March highlighted the institutional validation we've been working toward. Balance's integration of our validator for their custody clients demonstrates that our compliance infrastructure and operational track record meet the standards required by regulated Canadian institutions.

The AGM provided governance clarity as we move forward with an updated board. We're focused on executing across our four revenue streams and continuing to build trusted infrastructure for the Solana ecosystem."

Upcoming Investor Events

Event: WaterTower Insights Conference

● Date: April 14-15, 2026

● Location: Virtual, Register here

X Spaces Sessions: Throughout March, SOL Strategies hosted two X Spaces discussions led by CTO Max Kaplan. Max spoke with Viktor, core contributor at Kamino, about liquidity dynamics and security requirements for institutional participants deploying capital on-chain. He then discussed with Pablo of SolanaFloor the forces driving both retail and institutional activity on Solana and how the network's diverse use cases position it to serve participants across the ecosystem. Summaries are available on the Company's blog at solstrategies.io/blog. Follow SOL Strategies on X to join future conversations.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's validator operations, institutional staking partnerships, leadership appointments, and strategic initiatives within the Solana ecosystem. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.